SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
February 23, 2005



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

336,900

8. SHARED VOTING POWER

25,000

9. SOLE DISPOSITIVE POWER

839,500_______________________________________________________

10. SHARED DISPOSITIVE POWER
839,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

839,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.32%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

191,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

191,900_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

191,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.9%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment #3 to the Schedule 13d filed on September 7, 2004.Except as specifically set forth herein, the
Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have sent the attached letter (Exhibit 1) to the Board of Directors.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 13, 2004 there were 10,085,829 shares outstanding as of August 2, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 839,500 shares of ANS or 8.32% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 191,900 shares of ANS or 1.9%% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 839,500 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 336,900 shares and jointly for 25,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 191,900 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

Phillip Goldstein
2/15/05            7500 @ 3.9
2/17/05            5000 @ 3.9

Does not include purchases reported on previous filing.




Item 7 is amended as follows
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/1/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos


Exhibit 1. Letter to Board of Directors


Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-525

oplp@optonline.net

                                   February 23, 2005

The Board of Directors
AirNet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

Gentlemen

We appreciate your offer to meet with the outside directors on March 8, 2005. In your letter of February 15, 2005, you indicate that you expect an initial report from Brown Gibbons Lang. If it is expected by March 8th, we think a better alternative would be to schedule a conference call on that date for all public investors. A conference call would allow all shareholders to participate in a meaningful dialogue with the board and would solve the problem of selective disclosure. Please let us know what you think about this proposal. If for some reason you would rather have a private discussion, then we will be willing to speak with the independent directors by telephone on March 8th as you suggest.

With respect to our letter of February 7, 2005 to Mr. Riddle, we thought we were clear that we absolutely intend to nominate and elect the persons designated in our letter at the annual meeting and are not merely "willing" to nominate them. We made a good faith attempt to comply with Section 2.04 of AirNet's code of regulations and clearly asked you to specify any perceived deficiencies. In your letter, you did not specify any perceived deficiencies but stated only that "our outside counsel has advised us that the notice would be deficient under the provisions of Section 2.04." We want to afford you another opportunity to tell us specifically what deficiencies you believe there are in our advance notice letter so that we can promptly cure them and remove the question of compliance with the advance notice requirement as a potential subject of litigation.

To reiterate our position, we share your desire to avoid a proxy contest. We think the best way to achieve that goal is for the board to solicit the views of shareholders on Mr. Biggerstaff's performance via a conference call and to then take appropriate action.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
          General Partner